FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

16 December 2024 07:00 GMT

Non-Executive Board Appointments

AstraZeneca PLC announced today that Rene Haas and Birgit Conix have been appointed as Non-Executive Directors with effect from 1 January 2025 and 1 February 2025 respectively.

Birgit will become a member of the Audit Committee on appointment to the Board.

Rene is Chief Executive Officer of Arm. Birgit is Chief Financial Officer of Sonova. Further biographical details are set out below.

Michel Demaré, Chair of AstraZeneca, said "I am confident Rene and Birgit will be excellent additions to the AstraZeneca Board.  We look forward to welcoming them as we continue the process of refreshing the Board in anticipation of four current Non-Executive Directors reaching nine years' tenure in the coming years.

"Rene brings deep and broad knowledge of technology including data science, computing and AI from his numerous years' experience in the microprocessor, semiconductor and software engineering industry, and experience of leading a large Cambridge, UK-based technology company.

"Birgit's financial and executive experience through successive CFO roles over the last decade, together with her 15 years' experience of the pharmaceutical industry prior to that, will enable her to contribute to the Audit Committee's and Board's work from the outset.

"Both Rene and Birgit bring to AstraZeneca's Board significant international experience in senior executive roles at large global businesses."

Biographical details - Rene Haas
Rene was appointed Chief Executive Officer and to the Arm Board in February 2022.  In September 2023, he led Arm's return to the public markets with the most valuable IPO of the year.  Prior to becoming CEO, Rene was President of Arm's IP Product Groups (IPG) from January 2017.  Under his leadership, he transformed IPG to focus on key solutions for vertical markets with a more diversified product portfolio and increased investment in the Arm software ecosystem.  Rene joined Arm in October 2013 as Vice President of Strategic Alliances and two years later was appointed to the Executive Committee and named Arm's Chief Commercial Officer in charge of global sales and marketing.

Before joining Arm, Rene held several applications management, applications engineering and product engineering roles, including seven years at NVIDIA as Vice President and General Manager of its computing products business.  Prior to NVIDIA, Rene held executive roles at Scintera Networks and Tensilica.

In addition to his role as CEO of Arm, Rene also sits on the Boards of Arm China and SoftBank Group.

Rene is based in Silicon Valley, US and also spends significant time in the major technology centres of the UK, Europe and Asia Pacific.

Rene earned his Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and is a graduate of the Stanford University Graduate School of Business Executive Education Program.

Biographical details - Birgit Conix
Birgit joined Sonova and became Chief Financial Officer and a member of the Management Board in 2021.  She was previously Chief Financial Officer and member of the Executive Board of TUI, a global leader in tourism, from 2018 to 2021.  Before joining TUI, she was Chief Financial Officer of the Belgian media, cable and telecommunications business Telenet Group from 2013 until 2018.  Prior to that, she held various senior positions in finance, strategy and business operations in the pharmaceuticals and medical devices business units at Johnson & Johnson, and in finance at Heineken, Tenneco and Reed Elsevier.

In addition to her role as CFO of Sonova, Birgit is a member of the Supervisory Board of ASML, one of the world's leading manufacturers of chip-making equipment in the semiconductor industry, where she is Chair of the ESG Committee and a member of the Audit Committee.

Birgit holds an MBA from the Booth School of Business, University of Chicago and a Master of Science in Business Economics from the University of Tilburg.

Except as set out above, no disclosure obligations arise under paragraphs (1) to (6) of UKLR 6.4.8 R of the UK Financial Conduct Authority's Listing Rules in respect of these appointments.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 December 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary